March 2014 Pricing Sheet dated March 31, 2014 relating to Preliminary Terms No. 1,307 dated March 3, 2014 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities
Buffered PLUS Based on the Value of the S&P 500® Index due September 30, 2016
Buffered Performance Leveraged Upside SecuritiesSM
Principal at Risk Securities
PRICING TERMS – MARCH 31, 2014
Issuer:	Morgan Stanley
Maturity date:	September 30, 2016
Underlying index:	S&P 500® Index
Aggregate principal amount:	$7,027,350
Payment at maturity:
•  If the final index value is greater than the initial index value:
$10 + the leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
•  If the final index value is less than or equal to the initial index value but has decreased from the initial index value by an amount less than or equal to the buffer amount of 10%:
$10
•  If the final index value is less than the initial index value and has decreased from the initial index value by an amount greater than the buffer amount of 10%:
($10 x the index performance factor) + $1.00
This amount will be less than the stated principal amount of $10.  However, under no circumstances will the Buffered PLUS pay less than $1.00 per Buffered PLUS at maturity.

Leveraged upside payment:	$10 x leverage factor x index percent increase
Leverage factor:	200%
Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:	1,872.34, which is the index closing value on the pricing date
Final index value:	The index closing value on the valuation date
Valuation date:	September 27, 2016, subject to adjustment for non-index business days and certain market disruption events
Buffer amount:
10%.  As a result of the buffer amount of 10%, the value at or above which the underlying index must close on the valuation date so that investors do not suffer a loss on their initial investment in the Buffered PLUS is 1,685.106, which is 90% of the initial index value.

Minimum payment at maturity:	$1.00 per Buffered PLUS (10% of the stated principal amount)
Index performance factor:	final index value / initial index value
Maximum payment at maturity:	$11.575 per Buffered PLUS (115.75% of the stated principal amount)
Stated principal amount:	$10 per Buffered PLUS
Issue price:	$10 per Buffered PLUS
Pricing date:	March 31, 2014
Original issue date:	April 3, 2014 (3 business days after the pricing date)
CUSIP:	61760S506
ISIN:	US61760S5064
Listing:	The Buffered PLUS will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Estimated value on the pricing date:	$9.655 per Buffered PLUS. See “Investment Summary” in the accompanying preliminary terms.
Commissions and issue price:	Price to public(1)	Agent’s commissions(2)	Proceeds to issuer(3)
Per Buffered PLUS	$10	$0.225	$9.775
Total	$7,027,350	$158,115.38	$6,869,234.62
(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of Buffered PLUS purchased by that investor.  The lowest price payable by an investor is $9.925 per Buffered PLUS.  Please see “Syndicate Information” in the accompanying preliminary terms for further details.

(2)
Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $0.225 for each Buffered PLUS they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest”  in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement for PLUS.

(3)	See “Use of proceeds and hedging” in the accompanying preliminary terms.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use by Morgan Stanley. The Buffered PLUS are not sponsored, endorsed, sold or promoted by S&P, and S&P makes no representation regarding the advisability of investing in the Buffered PLUS.

The Buffered PLUS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 1,307 dated March 3, 2014
Product Supplement for PLUS dated August 17, 2012   Index Supplement dated November 21, 2011   Prospectus dated November 21, 2011

 The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.